VIA EDGAR CORRESPONDENCE

February 29, 2016

Ms. Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	QiG Group, LLC

Registration Statement on Form 10

File No. 001-37525

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ravitz:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, QiG Group, LLC (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 10 (File No. 001-37525) (the “Registration Statement”) be accelerated such that it be declared effective as of 4:00 p.m. on March 2, 2016 or as soon as possible thereafter.

In connection with this request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact John J. Zak of Hodgson Russ LLP at (716) 848-1253. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Zak and that such effectiveness also be confirmed in writing.

Very truly yours,

QIG GROUP, LLC

By:	/s/ Thomas J. Hook
Name:	Thomas J. Hook
Title:	President